UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

1.	Results of annual general meeting of shareholders of the Company dated September 30, 2015.

The shareholders of Videocon d2h Limited have transacted and approved the following business at the 12th Annual General Meeting of the Company held on 30 September 2015:

1.	Adopted the audited statement of profit and loss for the financial year ended 31 March 2015 and the audited balance sheet as at that date together with the reports of the Board of Directors and auditors thereon;

2.	Appointed Kadam & Co., Chartered Accountants, Ahmednagar (Firm Registration No. 104524W), as the auditors of the Company to hold office from the conclusion of this Annual General Meeting, i.e. the 12th Annual General Meeting, until the conclusion of the 14th Annual General Meeting (subject to ratification of the appointment by the members at every Annual General Meeting held after this Annual General Meeting) on such remuneration as shall be fixed by the Board of Directors of the Company;

3.	Appointed Khandelwal Jain & Co., Chartered Accountants, Mumbai (Firm Registration No.105049W), as the auditors of the Company to hold office from the conclusion of this Annual General Meeting, i.e. the 12th Annual General Meeting, until the conclusion of the 16th Annual General Meeting (subject to ratification of the appointment by the members at every Annual General Meeting held after this Annual General Meeting) on such remuneration as shall be fixed by the Board of Directors of the Company;

4.	Appointed Mrs. Radhika Dhoot(DIN: 00007727), as a Director, liable to retire by rotation, subject to the approval of Ministry of Information and Broadcasting; and

5.	Appointed Mrs. Geetanjali Kirloskar (DIN: 01191154), as an Independent Director, not liable to retire by rotation, to hold office up to a term of five consecutive years from the date of receipt of approval of Ministry of Information and Broadcasting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2015

Videocon d2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman